Exhibit A
Stock Options/Restricted Stock Q&A
Stock Options will be cancelled on the merger date. If you hold a stock option (whether vested or unvested) you will receive a payment equal to (i) the per share merger price minus the exercise price multiplied by (ii) the number of shares underlying your stock option.
Restricted Shares that were awarded in February 2011 will vest and be cancelled on the merger date and you will receive a payment in exchange for your restricted shares equal to the per share merger price for each restricted share.
What do I need to do?
You will receive a form labeled “Option Cancellation and Payment Acknowledgement Form” upon the merger date that you will sign and return. Your options will be cancelled on the merger date and you will receive payment for your cancelled options by check issued on the merger date or shortly thereafter.
What about taxes?
Any payment you receive upon cancellation of outstanding stock options or restricted shares will be taxable as ordinary income. Because these payments are treated as compensation income, they will be subject to FICA and income tax withholding.
Can I exercise vested options prior to the merger date?
Yes, to the extent permitted under our restriction/insider guidelines. If you exercise the option by paying the exercise price in cash, you will receive the per share merger price for each share of stock that you still hold on the merger date. If you conduct a cashless exercise by selling the stock you acquire on exercise of the option on the stock market, you will receive the market price for the stock at the time of the exercise.
Example: Assume you have a vested option to purchase 100 shares of stock at $20.00 per share and that the current market price for the stock is $25.88 and the anticipated per share merger price is $26.55.
A.	If you exercise the options by paying the exercise price in cash you will need to pay $2,000 in cash to exercise the option. You will also need to pay tax on the difference between the market value of the stock ($2,588.00) and the exercise price ($2,000). Upon payment of the exercise price and the tax, you will own 100 shares of CNA Surety stock. If you hold these shares until the merger date, you will receive the per share merger price for each share ($26.55) or $2,655.00 for all 100 shares. The difference between the merger price ($2,655.00) and your tax basis (the market value on the date you exercised the option or $2,588.00) will be taxed as a short-term capital gain. This also means you own shares and will be treated like any other shareholder during the tender offer.

B.	If you conduct a cashless exercise you would receive proceeds of $25.88 minus the $20.00 per share exercise price (less the taxes and exercise fees due on exercise of the option). Because you sold all 100 shares of the CNA Surety stock at the time you exercised the option, you will not receive payment of the merger price with respect to these shares on the merger date.

C.	If you do nothing, your options will be cancelled on the merger date and you will receive a payment equal to the per share merger price minus the exercise price ($26.55 - $20.00) times 100 shares ($655.00). This payment will be taxed as ordinary income, subject to tax withholding.
What happens if my employment with CNA Surety is terminated before the merger date?
Your unvested options and restricted stock would be forfeited and you will not be entitled to receive any merger consideration with respect to such forfeited options or restricted shares.
However, if you have any vested options that have not expired prior to the merger date, those options will be cancelled on the merger date and you will receive payment for these options on the merger date as described above.
Can I vote on the merger as a shareholder?
Shareholders will not vote for or against the merger. Instead shareholders will be invited to either tender their shares or withhold their shares. None of the restricted stock awarded in February this year are vested so they are not available for tender. Stock options are an option to buy a share and thus vested options do not represent shares of stock. If you own shares because you purchased them on the open market, then you will receive instructions in regards to the tender offer.
Additional Information and Where to Find It
This is a preliminary communication made, pursuant to Rule 14d-2 of the Exchange Act of 1934, before the commencement of a tender offer for the outstanding common stock of CNA Surety Corporation (the “Company”) by Surety Acquisition Corporation (the “Purchaser”), a wholly-owned subsidiary of CNA Financial Corporation (“CNA”). This document is for informational purposes only and is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the Company’s outstanding shares of common stock described in this filing has not commenced. At the time the offer is commenced, the Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials and any other documents filed by the CNA with the SEC will be made available to the Company’s shareholders at no expense to them (when available) from CNA at www.cna.com or at 333 South Wabash Avenue, Chicago, Illinois 60604 and the documents that are filed by the Company with the SEC (when available) will be made available at no charge from CNA Surety at www.cnasurety.com or at 333 South Wabash Avenue, Chicago, Illinois 60604. In addition, all of those materials (and all other offer documents filed with the SEC will be available at no charge on the SEC’s website: www.sec.gov.